UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GPS Industries, Inc.

(Name of Issuer)

Common Stock, $ 0.001 par value

(Title of Class of Securities)

45666P104

(CUSIP Number)

Alan Rogers

Istithmar PJSC

Emirates Towers, Level 4

Sheikh Zayed Road - PO Box 17000

Dubai, United Arab Emirates

+971-4-390-2100

with a copy to:

G. David Brinton, Esq.

Barbara S. Lubliner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

December 28, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No. 45666P104

1.	NAME OF REPORTING PERSONS Istithmar PJSC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

584,326,039 (see Item 5)
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

409,836,066 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

584,326,039 (see Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.7% (see Item 5)
14.	TYPE OF REPORTING PERSON

CO

(Page 2 of 15 Pages)

CUSIP No. 45666P104

1.	NAME OF REPORTING PERSONS Leisurecorp LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

584,326,039 (see Item 5)
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

409,836,066 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

584,326,039 (see Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.7% (see Item 5)
14.	TYPE OF REPORTING PERSON

OO

(Page 3 of 15 Pages)

Item 1. Securities and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Common Stock”) of GPS Industries, Inc. (the “Company”), a corporation organized under the laws of the State of Nevada. The principal executive offices of the Company are located at Suite 214, 5500 152nd Street, Surrey, British Columbia, Canada V3S 5J9.

Item 2. Identity and Background

(a-c) This statement on Schedule 13D is being filed jointly by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (each, a “Reporting Person” and together, the “Reporting Persons”):

(i) Istithmar PJSC, a private joint stock company incorporated under the laws of Dubai, United Arab Emirates (“Istithmar”). The principal business address of Istithmar is Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates. Istithmar is an alternative investment house. Istithmar is indirectly wholly owned and ultimately controlled by the government of Dubai.

(ii) Leisurecorp LLC, a limited liability company incorporated under the laws of Dubai, United Arab Emirates (“Leisurecorp”). The principal business address of Leisurecorp is Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates. Leisurecorp is a direct wholly owned subsidiary of Istithmar and has been formed by Istithmar to focus on asset management and value-added offerings in the leisure sector.

Each director and executive officer of Istithmar and Leisurecorp is named on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information, which is incorporated herein by reference, with respect to each such person:

i.	name;

ii.	business address (or residence address where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

(d-e) Neither the Reporting Persons, nor to the best of either Reporting Person’s knowledge, the government of Dubai or any of the persons identified on Schedule I or II hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Page 4 of 15 Pages)

Item 3. Source and Amount of Funds and Other Consideration

The aggregate amount of funds required by Leisurecorp to acquire 1,000,000 shares of the Company’s newly authorized Series B Convertible Preferred Stock (“Preferred Shares”) and warrants to purchase up to 40,983,607 shares of the Company’s Common Stock as described in Item 4 below was $10,000,000. Leisurecorp obtained all of such funds from Istithmar as a capital contribution. No funds were borrowed by either Leisurecorp or Istithmar in order to complete the purchases described in Item 4 below. The information set forth in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

On November 13, 2006, Leisurecorp entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Company and Great White Shark Enterprises, Inc. (“GWSE”). A copy of the Securities Purchase Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006. The initial transactions contemplated by the Securities Purchase Agreement were consummated on December 29, 2006 (the “Closing”) and reported by the Company pursuant to a Form 8-K filed with the Commission on January 8, 2007.

Pursuant to the Securities Purchase Agreement, Leisurecorp purchased 1,000,000 Preferred Shares and warrants (the “Warrants”) to purchase up to 40,983,607 shares of Common Stock for an aggregate purchase price of $10,000,000. The Warrants are exercisable at any time until December 28, 2011 at an initial exercise price of $0.122 per share of Common Stock, subject to adjustment in accordance with the terms of the Warrants.

Leisurecorp’s $10,000,000 aggregate purchase price for the Preferred Shares and the Warrants acquired on December 29, 2006 was paid to the Company as follows: $5,000,000 was paid in cash and $5,000,000 was paid through cancellation of the entire balance (principal and all accrued interest) then due and owing by the Company to Leisurecorp pursuant to a $5,000,000 short-term loan made by Leisurecorp to the Company and evidenced by an unsecured promissory note, dated November 13, 2006, and described in Item 6 below.

Pursuant to the Securities Purchase Agreement, at the Closing, GWSE purchased 300,000 Preferred Shares and Warrants to purchase up to 12,295,082 shares of Common Stock for an aggregate purchase price of $3,000,000 and also received an additional 274,089 Preferred Shares and Warrants to purchase up to 6,606,497 shares of Common Stock in return for the cancellation in full of certain indebtedness owed by the Company to GWSE having an aggregate unpaid balance as of the Closing of $2,740,890.

The consummation of the initial transactions contemplated by the Securities Purchase Agreement were subject to the satisfaction or waiver of customary closing conditions and a condition that the Company amend its articles of incorporation to increase its authorized shares of Common Stock to 1,600,000,000 shares (which increase required the approval of the Company’s shareholders). The Company amended its articles of incorporation on December 28, 2006 after receiving the requisite vote of its shareholders at a meeting held on December 28, 2006.

The Securities Purchase Agreement provides that each of GWSE and Leisurecorp has the assignable right, until April 28, 2007, to make an additional investment in the Company by purchasing additional Preferred Shares and Warrants for cash on the same terms as the securities purchased by them on December 29, 2006. Accordingly each of GWSE and Leisurecorp has the separate right (but not the obligation) to increase its aggregate investment in the Preferred Shares and Warrants by $3,000,000 and $10,000,000, respectively, and will receive one Preferred Share and a Warrant to purchase 40.983607 shares of Common Stock in return for each $10 cash investment made by them (the securities, if any, purchased pursuant to this right, the “Option Securities”).

(Page 5 of 15 Pages)

The rights, preferences and privileges of the holders of Preferred Shares are set forth in the Certificate of Designation of the Series B Convertible Preferred Stock, a copy of which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006 (the “Certificate of Designation”). The Certificate of Designation was filed with the Secretary of State of the State of Nevada on December 28, 2006. Pursuant to the Certificate of Designation, each Preferred Share may be converted at any time at the option of the holder into fully paid and non-assessable shares of Common Stock at the conversion rate then in effect. The number of shares of Common Stock into which one Preferred Share is convertible is determined by dividing the stated value of such Preferred Share set forth in the Certificate of Designation ($10.00) by the existing conversion price, which, as of December 28, 2006 was $0.061. The conversion price is subject to (i) appropriate adjustment for certain events, including stock splits, stock dividends, combinations, recapitalizations or other recapitalizations affecting the Common Stock and (ii) weighted average anti-dilution protection in the case of certain issuances of securities by the Company below a certain price.

Except as otherwise expressly provided in the Certificate of Designation or as required by law, each holder of Preferred Shares is entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Shares could be converted on the record date for such vote, and has voting rights and powers equal to the voting rights and powers of the Common Stock.

In addition to the foregoing voting rights, the Certificate of Designation further provides that, as long as Leisurecorp is the owner of record of 25% or more of the number of Preferred Shares that it purchases pursuant to the Securities Purchase Agreement, the Company does not have the right, without first obtaining the prior approval of the holders of a majority of the then outstanding Preferred Shares, voting as a separate class, to take any of the following actions: (i) amend the Company’s articles of incorporation or bylaws if such action would adversely affect the rights, preferences, privileges, or restrictions of the Series B Preferred Stock; (ii) authorize or issue any class or series of the Company’s capital stock or any rights, options, warrants or other securities that are convertible into or exchangeable for any capital stock of the Company, having any right, preference or privilege superior to or on parity with the Series B Preferred Stock in any respect, whether by reclassification or otherwise; (iii) pay any dividends or distributions on any shares of capital stock of the Company; (iv) amend any of the provisions of the Certificate of Designation; (v) redeem or declare a dividend with respect to any security of the Company; (vi) increase or decrease the authorized number of Preferred Shares; (vii) effect a merger, consolidation, or business combination or other acquisition involving the Company (other than solely for the purposes of reincorporation); (viii) increase or decrease the authorized number of directors on the Company’s board of directors; or (ix) agree or commit to take any of the actions set forth in the foregoing clauses (i) – (viii).

Holders of a majority of the outstanding Preferred Shares also have the right, pursuant to the Certificate of Designation, voting as a separate class, to elect three of the five members of the Company’s board of directors, which are referred to in this Schedule 13D as the Preferred Directors, of which two of such directors are designated by such holders of a majority of the outstanding Preferred Shares as the “Reviewing Preferred Directors.” The Certificate of Designation further provides that the Company’s board of directors may not take any of the following actions unless such action is approved by a majority of the board of directors, which majority must include at least one of the Reviewing Preferred Directors: (i) reorganize the Company or voluntarily liquidate, dissolve or wind up the Company, (ii) incur any new indebtedness or refinance any existing indebtedness for borrowed money other than trade payables and accrued expenses incurred in the ordinary course of business and indebtedness not to exceed at any time $500,000 in the aggregate, subject to certain exceptions, (iii) approve, adopt or amend the Company’s

(Page 6 of 15 Pages)

annual budget or any provision thereof, (iv) incur or commit to incur any capital or operating expenditures (other than purchases of inventory purchased solely for, and specifically to fill signed purchase orders) in excess of $50,000 in one or a series of related expenditures, or in excess of $250,000 in the aggregate, unless included in the Company’s annual budget approved by the board of directors (including by one of the Reviewing Preferred Directors), (v) hire or fire the Company’s chief executive officer, chief financial officer or any other officer or employee of the Company who, at the time, earns or is expected to earn a salary (excluding bonuses) of $100,000 or more per year (“Qualified Employees”), or enter into, amend any provision of, or waive provisions of, employment or consulting arrangements with Qualified Employees, (vi) acquire any assets or equity securities of any other business or entity, or sell any assets of the Company (other than in the ordinary course of business), in each case if the transaction value of such acquisition or disposition is greater than $2,000,000, (vii) issue options or securities to any employees, directors, consultants or other persons eligible to participate in the Company’s stock compensation, bonus or other compensation plan other than pursuant to such plans, (viii) alter or amend any of the Company’s stock compensation, bonus or other compensation plan or adopt or enter into a new such plan, or (ix) enter into a transaction with a shareholder or an affiliate of the Company or of a shareholder of the Company. The foregoing restrictions will remain in effect until the earlier of (a) the date on which Leisurecorp is the owner of record of less than 25% of the number of Preferred Shares that it purchased pursuant to the Securities Purchase Agreement, or (b) the Company has met or exceeded the approved annual budget for two consecutive fiscal years.

Pursuant to the Certificate of Designation, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding Preferred Share will be entitled to be paid first out of the assets or surplus funds of the Company legally available for distribution to shareholders an amount equal to $10.00 per Preferred Share (subject to certain adjustments) plus any unpaid dividend. Thereafter, the remaining assets and funds of the Company legally available for distribution, if any, will be distributed among the holders of the Common Stock and the Preferred Shares in proportion to the shares of Common Stock then held by them and the shares of Common Stock they have a right to acquire upon conversion of the Preferred Shares held by them. The foregoing liquidation distribution to the holders of the Preferred Shares is to be senior to the Common Stock and senior to any subsequent series of preferred stock which may be junior in right of preference to the Preferred Shares. In addition, under the Certificate of Designation, the Company may not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Shares shall first receive, or simultaneously receive, dividends in accordance with the terms of the Certificate of Designation.

The securities purchased by Leisurecorp pursuant to the Securities Purchase Agreement were not registered under the Securities Act of 1933, as amended and were issued and sold by the Company in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act and Regulation D promulgated thereunder. None of the Preferred Shares, the Warrants, the shares of Common Stock underlying the Warrants or the Option Securities (to the extent acquired) may be reoffered or sold by Leisurecorp in the absence of an effective registration statement, or exemption from the registration requirements, of the Securities Act.

In connection with the consummation of the initial transactions contemplated by the Securities Purchase Agreement, the Company entered into a registration rights agreement with Leisurecorp, GWSE, Douglas Wood (a director and shareholder of the Company) and Bob Silzer (a director and shareholder of the Company who is also the Company’s Chief Executive Officer) (the “Registration Rights Agreement”). A copy of the Registration Rights Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 8, 2007. Pursuant to the Registration Rights Agreement, Leisurecorp received unlimited rights to demand the registration under the Securities

(Page 7 of 15 Pages)

Act of all or part of the shares of Common Stock issuable upon conversion by Leisurecorp of the Preferred Shares and the Common Stock received upon exercise of the Warrants purchased pursuant to the Securities Purchase Agreement (whether at the Closing or any subsequent closing under the Securities Purchase Agreement). The Registration Rights Agreement provides, however, that no demand for such registration can be made for less than 10 million shares of Common Stock. In addition, Leisurecorp also received piggy-back registration rights and the right to have its registrable shares registered on Form S-3, if that form is then available to the Company. GWSE and Messrs. Silzer and Wood also received registration rights pursuant to the Registration Rights Agreement comparable to those of Leisurecorp.

Also in connection with the consummation of the initial transactions contemplated by the Securities Purchase Agreement, Leisurecorp entered into a shareholders agreement with the Company, GWSE and Messrs. Wood and Silzer (the “Shareholders Agreement”). A copy of the Shareholders Agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on January 8, 2007. Pursuant to the Shareholders Agreement, with respect to any shareholder action involving the election of directors of the Company, each of Leisurecorp and GWSE agreed to vote all of their Preferred Shares and any shares of Common Stock received by them pursuant to exercise of their Warrants or conversion of their Preferred Shares (such shares covered by the Shareholders Agreement, the “Covered Shares”) in such manner as may be necessary to elect and maintain in office as Preferred Directors two persons designated in writing by Leisurecorp (such persons to be deemed the “Reviewing Preferred Directors”) and one person designated in writing by GWSE. GWSE also agreed with Leisurecorp to vote all of its Covered Shares, with respect to any shareholder action not involving the election of directors of the Company, in accordance with any oral or written instructions timely received from Leisurecorp. Each of GWSE and Leisurecorp have further agreed pursuant to the Shareholders Agreement that neither of them will abstain or fail to vote or give a consent with respect to its Covered Shares to the extent that it has received direction from the other in accordance with the terms of the Shareholders Agreement.

Additionally, the Shareholders Agreement provides for certain restrictions on the transfer of the Covered Shares held by Leisurecorp and GWSE and certain shares of the Company’s stock held by Messrs. Silzer and Wood, subject to certain exceptions for transfers to affiliated entities and other customary exceptions, and also subject to the right of each party to the Shareholders Agreement, commencing on November 1, 2007, to transfer (in any 90 day period) a number of shares of Common Stock equal to 1% of the number of shares of Common Stock listed as outstanding in the Company’s latest Form 10-Q or Form 10-K (as adjusted for stock splits and the like), whichever is filed more recently. Any portion of such 1% that is not transferred in the relevant 90-day period will be carried forward and may be transferred by a party to the Shareholders Agreement in subsequent periods.

The restrictions on transfer imposed by the Shareholders Agreement terminate on the earlier of December 31, 2008 and the listing of the Company’s Common Stock on either the Nasdaq Global Market or the Nasdaq Capital Market. The Shareholders Agreement as a whole terminates upon the earliest to occur of the following: (i) the written agreement of GWSE and Leisurecorp; (ii) the dissolution, bankruptcy or insolvency of the Company; (iii) at such time as Leisurecorp owns less than 25% of the number of Preferred Shares that it purchased under the Securities Purchase Agreement; (iv) the consummation by the Company of the sale of all or substantially all of its assets and business; (v) the consummation of a merger or consolidation of the Company with or into a third party (other than a reincorporation merger) in which the Preferred Shares are converted into the right to receive cash, securities or other consideration; and (vi) December 31, 2009.

This Item 4 (and the other Items of this Schedule 13D) does not provide a complete description of the Securities Purchase Agreement, the Certificate of Designation, the Registration Rights Agreement and the Shareholders Agreement. The description above of each of these agreements and the Certificate of

(Page 8 of 15 Pages)

Designation is qualified in its entirety by reference to the actual terms of those agreements and the Certificate of Designation, which are incorporated herein by reference from the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006 and the Company’s Current Report on Form 8-K filed with the Commission on January 8, 2007.

The Reporting Persons acquired the above securities of the Company for investment purposes and, to the extent that the Option Securities are acquired, such acquisition shall also be for investment purposes. Other than as set forth above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through and including (j) of Item 4 of Schedule 13D. As of the date hereof, Leisurecorp has not determined whether it will purchase the Option Securities, assign the right to purchase the Option Securities or let such right lapse.

Item 5. Interest in Securities of the Issuer

(a-b) As of the date hereof, Leisurecorp beneficially owns shares of Common Stock by virtue of its ownership of Preferred Shares and Warrants purchased on December 29, 2006, which are convertible or exercisable, as applicable (assuming full conversion and exercise of such securities), into 204,918,033 shares of Common Stock as described in Item 4. Leisurecorp is also deemed to beneficially own an additional 204,918,033 shares of Common Stock by virtue of its right to acquire the Option Securities pursuant to the Securities Purchase Agreement (assuming full exercise of Leisurecorp’s right to acquire the Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities). However, as of the date hereof, Leisurecorp may also be deemed, solely by virtue of being deemed part of a “group” with GWSE as a result of the Shareholders Agreement, to be the beneficial owner of a total of 584,326,039 shares of Common Stock by virtue of GWSE’s beneficial ownership of (a) 574,089 Preferred Shares owned by GWSE as of the date hereof which are convertible into 94,112,984 shares of Common Stock, (b) 18,901,579 shares of Common Stock that GWSE has the right to acquire pursuant to Warrants that it acquired on December 29, 2006 pursuant to the Securities Purchase Agreement, and 61,475,410 shares of Common Stock that GWSE has the right to acquire by virtue of its right to acquire Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities. The 584,326,039 shares of Common Stock represent approximately 63.7% of the outstanding class of Common Stock, based on a total of 918,172,841 shares of Common Stock outstanding, which is comprised of: (i) 333,846,802 shares of Common Stock outstanding as of December 8, 2006, as reported by the Company in the Proxy Statement (14A) filed by the Company with the Commission on December 12, 2006; (ii) the 204,918,033 shares of Common Stock issuable upon the conversion of the Preferred Shares and Warrants purchased by Leisurecorp on December 29, 2006; (iii) the 204,918,033 shares of Common Stock issuable upon full conversion and exercise of the Option Securities that Leisurecorp has the right to acquire pursuant to the Securities Purchase Agreement (assuming full exercise of Leisurecorp’s right to acquire the Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities), (iv) the 94,112,984 shares of Common Stock issuable upon the conversion of the 574,089 Preferred Shares owned by GWSE on the date hereof, (v) the 18,901,579 shares of Common Stock that GWSE has the right to acquire pursuant to Warrants that it acquired on December 29, 2006 pursuant to the Securities Purchase Agreement, and (vi) 61,475,410 shares of Common Stock that GWSE has the right to acquire by virtue of its right to acquire Option Securities and further assuming full conversion and exercise, as applicable, of such Option Securities. Each of the Reporting Persons expressly disclaims beneficial ownership of the Preferred Shares, the Warrants and the Option Securities (to the extent hereafter acquired by GWSE) beneficially owned by GWSE and described above.

Of the 584,326,039 shares of Common Stock that Leisurecorp may be deemed to beneficially own, Leisurecorp has sole voting and dispositive power with respect to no shares and, as a result of its

(Page 9 of 15 Pages)

relationship with Istithmar and the Shareholders Agreement, shared voting power with respect to 584,326,039 shares of Common Stock and shared dispositive power with respect to 409,836,066 shares of Common Stock. Leisurecorp does not have the right under the Shareholders Agreement to cause GWSE to sell, dispose of or otherwise transfer the Preferred Shares, the Warrants and the Option Securities (to the extent hereafter acquired by GWSE) beneficially owned by GWSE and described above.

By virtue of its relationship with Leisurecorp, Istithmar has the power to cause Leisurecorp to vote, or to dispose of, certain securities which Leisurecorp beneficially owns. Accordingly, Istithmar may be deemed, under Rule 13d-3 under the Exchange Act, to beneficially own 584,326,039 shares of Common Stock, with sole voting and dispositive power with respect to no shares and, as a result of its relationship with Leisurecorp and pursuant to the Shareholders Agreement, shared voting power with respect to 584,326,039 shares of Common Stock and shared dispositive power with respect to 409,836,066 shares of Common Stock.

(c) Except for the transactions described in Item 4, no transactions in the class of securities reported on were effected during the last sixty days by the Reporting Persons or, to the best of either Reporting Person’s knowledge, by any of the persons set forth on Schedules I and II to this Schedule 13D.

(d) Of the 584,326,039 shares that the Reporting Persons may be deemed to beneficially own, (i) the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 409,836,066 shares of Common Stock issuable upon the conversion of the 1,000,000 Preferred Shares owned by Leisurecorp on the date hereof and the 40,983,607 shares of Common Stock that Leisurecorp has the right to acquire (assuming full conversion of the Leisurecorp Warrants issued as of the date hereof and full conversion and exercise, as applicable, of the Option Securities that Leisurecorp has the right to acquire pursuant to the Securities Purchase Agreement) and (ii) GWSE has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 94,112,984 shares of Common Stock issuable upon the conversion of the 574,089 Preferred Shares owned by GWSE on the date hereof and the 80,376,999 shares of Common Stock that GWSE has the right to acquire (assuming full conversion of the GWSE Warrants issued as of the date hereof and full conversion and exercise, as applicable, of the Option Securities that GWSE has the right to acquire pursuant to the Securities Purchase Agreement).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed in Item 4, on November 13, 2006, Leisurecorp made a $5,000,000 short-term loan to the Company, evidenced by an unsecured promissory note, dated November 13, 2006 (the “Leisurecorp Promissory Note”). A copy of the Leisurecorp Promissory Note is filed as Exhibit 7 to this Schedule 13D. The entire balance (principal and all accrued interest) then outstanding and owed by the Company to Leisurecorp under the Leisurecorp Promissory Note was cancelled in connection with the closing of the initial transactions contemplated by the Securities Purchase Agreement. Prior to its cancellation, the Leisurecorp Promissory Note restrained the Company’s ability to engage in certain actions without the consent of Leisurecorp.

Other than as described in this Item 6 and in Item 4, there are no contracts, arrangements, understandings or relationships by or among the persons named in Item 2 regarding the Company’s securities.

(Page 10 of 15 Pages)

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit
1	Joint Filing Agreement, dated as of January 8, 2007, by and between Istithmar PJSC and Leisurecorp LLC.

2	Securities Purchase Agreement, dated November 13, 2006, by and among GPS Industries, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

3	Certificate Of Designation of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

4	Shareholder Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

5	Registration Rights Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

7	Promissory Note, dated November 13, 2006 issued by GPS Industries, Inc. to Leisurecorp LLC filed herewith.

(Page 11 of 15 Pages)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of G. David Brinton, Barbara S. Lubliner, Adrienne N. Schneier and Philippe Y. Blanchard his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2007

ISTITHMAR PJSC

By:	/s/ Alan Rogers
Name:	Alan Rogers
Title:	Chief Executive Officer, Istithmar Real Estate and Director, Istithmar PJSC

LEISURECORP LLC

By:	/s/ David Spencer
Name:	David Spencer
Title:	Chief Executive Officer

(Page 12 of 15 Pages)

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF ISTITHMAR

Unless otherwise indicated, each of the individuals listed below is a citizen of Dubai, United Arab Emirates, the business address of each of such individuals is Emirates Towers, Level 4, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates and the principal occupation of each of such individuals is with Istithmar.

Name, Address and Citizenship	Position with Istithmar	Principal Occupation and Business Address
Sultan Bin Sulayem	Chairman of Istithmar PJSC	Chairman of Dubai World Corporation P.O. Box 17000 Dubai, United Arab Emirates

Khaled Al Kamda	Vice Chairman of Istithmar PJSC

Ahmed Bin Sulayem	Director of Istithmar PJSC	Chief Executive Officer of Dubai Multi Commodities Centre P.O. Box 48800 Dubai, United Arab Emirates

Saeed Ahmed Saeed	Director of Istithmar PJSC	Chief Executive Officer of Limitless LLC P.O. Box 261919 Dubai, United Arab Emirates

Dr. Laiboon Yu (Singapore)	Director of Istithmar PJSC	Group Chief Investment Officer of Dubai World Corporation P.O. Box 17000 Dubai, United Arab Emirates

David Jackson (United States)	Director and Chief Executive Officer of Istithmar PJSC

Alan Rogers (United Kingdom)	Director and Chief Executive Officer of Istithmar Real Estate

Peter Jodlowski (United Kingdom)	Chief Financial Officer of Istithmar PJSC

John Amato (United States)	Chief Investment Officer of Istithmar PJSC

Felix Herlihy (United States)	Chief Investment Officer of Istithmar PJSC

(Page 13 of 15 Pages)

SCHEDULE II

EXECUTIVE OFFICERS AND DIRECTORS OF LEISURECORP

Unless otherwise indicated, the business address of each of such individuals is Emirates Towers, Level 4, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates and the principal occupation of each of such individuals is with Leisurecorp.

Name, Address and Citizenship	Position with Leisurecorp	Principal Occupation and Business Address
David Spencer (United States)	Director and Chief Executive Officer

Richard Johnson (United Kingdom)	Director	Managing Director of Istithmar PJSC

Peter Jodlowski (United Kingdom)	Director	Chief Financial Officer of Istithmar PJSC

(Page 14 of 15 Pages)

INDEX TO EXHIBITS

Exhibit Number	Description
1	Joint Filing Agreement, dated as of January 8, 2007, by and between Istithmar PJSC and Leisurecorp LLC.

2	Securities Purchase Agreement, dated November 13, 2006, by and among GPS Industries, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

3	Certificate Of Designation Of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2006).

4	Shareholder Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

5	Registration Rights Agreement, dated December 29, 2006, by and among GPS Industries, Inc., Leisurecorp LLC, Great White Shark Enterprises, Inc., Robert C. Silzer, Sr. and Douglas Wood (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007).

7	Promissory Note, dated November 13, 2006 issued by GPS Industries, Inc. to Leisurecorp LLC.

(Page 15 of 15 Pages)